GOLDEN GOLIATH RESOURCES LTD.
(An Exploration Stage Company)

CONDENSED INTERIM CONSOLIDATED FINANCIAL REPORT
THREE MONTHS ENDED NOVEMBER 30, 2011 and 2010

(Expressed in Canadian Dollars)
(Unaudited)

GOLDEN GOLIATH RESOURCES LTD.
(An Exploration Stage Company)
Condensed Interim Consolidated Statements of Financial Position
(Expressed in Canadian Dollars)
(Unaudited)

	NOVEMBER 30, 2011	AUGUST 31, 2011 (Note 17)	SEPTEMBER 1, 2010 (Note 17)
ASSETS Current Assets Cash Short term investments (Note 5) Marketable Securities (Note 6) Accounts receivable (Note 7) Due from related parties Prepaid expenses	$ 240,320 2,096,117 48,750 21,761 90 6,321	$ 275,374 2,461,232 65,625 17,257 90 9,741	$ 246,644 1,650,000 - 34,042 21,108 22,085
Total Current Assets	2,413,359	2,829,319	1,973,879
Non-current Assets
Exploration advances	-	-	35,496
Exploration and Evaluation Assets (Note 8 and 16)	9,163,540	8,981,467	8,089,770
VAT recoverable	73,914	70,574	40,018
Property and equipment (Note 9)	134,134	141,248	93,064
Total Assets	$ 11,784,947	$ 12,022,608	$ 10,232,227
LIABILITIES
Current Liabilities Accounts payable and accrued liabilities	$ 97,259	$ 115,927	$ 165,372
Non-current Liabilities Employment benefit obligations	58,000	58,000	37,000
Total Liabilities	155,259	173,927	202,372
EQUITY
Share capital (Note 10)	24,848,652	24,848,652	21,928,143
Reserves	1,954,548	1,971,423	2,061,321
Deficit	(15,173,512)	(14,971,394)	(13,959,609)
Total Equity	11,629,688	11,848,681	10,029,855
Total Liabilities and Equity	$ 11,784,947	$ 12,022,608	$ 10,232,227
Going concern (Note 1)

These condensed interim consolidated financial statements were authorized for issue by the Board of Directors on February 28, 2012. They are signed on behalf of the Company by:

“J. Paul Sorbara”

“Stephen W. Pearce”

Director

Director

GOLDEN GOLIATH RESOURCES LTD.
(An Exploration Stage Company)
Condensed Interim Consolidated Statements of Operations and Comprehensive Loss
(Expressed in Canadian Dollars)
(Unaudited)

	THREE MONTHS ENDED NOVEMBER 30
	2011	2010
Expenses
Amortization	$7,114	$4,988
Automobile	788	401
Consulting (Note 14)	54,489	38,613
Foreign exchange loss	577	3,469
Investor relations	14,278	6,285
Management fees (Note 14)	30,000	30,000
Office and general (Note 14)	24,696	25,235
Professional fees	326	1,712
Rent and utilities	8,777	13,882
Transfer agent and filing fees	1,304	1,252
Travel	3,772	1,760
Wages and benefits (Note 14)	62,803	50,667
Loss Before Other Income	208,924	178,264
Other Income Interest income	(6,806)	(2,727)
Net loss for the period	202,118	175,537
Comprehensive Loss For the Period Unrealized losses on marketable securities	16,875	-
Comprehensive Loss for the Period	$218,993	$175,537
Loss Per Share – Basic and Diluted	$(0.00)	$(0.01)
Weighted Average Number of Shares Outstanding – Basic and diluted	85,749,549	72,362,215

GOLDEN GOLIATH RESOURCES LTD.
(An Exploration Stage Company)

Condensed Interim Consolidated Statements of Changes In Equity
(Expressed in Canadian Dollars)

(Unaudited)

	COMMON SHARES WITHOUT PAR VALUE		RESERVES		DEFICIT	TOTAL EQUITY
			SHARE-BASED PAYMENTS RESERVE	AVAILABLE- FOR-SALE REVALUATION RESERVE
	SHARES	AMOUNT
Balance, September 1, 2010	80,655,503	$ 21,928,143	$ 2,061,321	$ -	$ (13,959,609)	$ 10,029,855
Stock options exercised	150,000	18,000	-	-	-	18,000
Fair value of options allocated to shares on exercise	-	14,354	(14,354)	-	-	-
Comprehensive loss for the period	-	-	-	-	(175,537)	(175,537)
Balance, November 30, 2010	80,805,503	$ 21,960,497	$ 2,046,967	-	$ (14,135,146)	$ 9,872,318
Balance, September 1, 2011	92,216,445	$ 24,848,652	$ 1,980,798	(9,375)	$ (14,971,394)	$ 11,848,681
Comprehensive loss for the period	-	-	-	(16,875)	(202,118)	(218,993)
Balance, November 30, 2011	92,216,445	$ 24,848,652	$ 1,980,798	$ (26,250)	$ (15,173,512)	$ 11,629,688

GOLDEN GOLIATH RESOURCES LTD.
(An Exploration Stage Company)

Condensed Interim Consolidated Statements Of Cash Flows
(Expressed in Canadian Dollars)

	THREE MONTHS ENDED NOVEMBER 30 2011 2010
Cash Provided By (Used In) Operating Activities
Net loss for the year	$ (202,118)	$ (175,537)
Item not affecting cash:
Amortization	7,114	4,988
Changes in non-cash operating assets and liabilities:
Accounts receivable and VAT recoverable	(12,729)	(17,764)
Accounts due from related parties	-	19,898
Prepaid expenses	3,420	8
Accounts payable and accrued liabilities	(18,668)	(35,210)
	(222,981)	(203,617)
Investing Activities
Expenditures on exploration and evaluation assets	(182,073)	(406,635)
Proceeds from redemption of short term investments	370,000	645,000
Purchase of property and equipment	-	(2,671)
	187,927	235,694
Financing Activity Share issuances for cash	-	18,000
	-	18,000
(Decrease) Increase In Cash During The Period	(35,054)	50,077
Cash, Beginning Of Period	275,374	246,644
Cash, End Of Period	$ 240,320	$ 296,721

GOLDEN GOLIATH RESOURCES LTD.
(An Exploration Stage Company)

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED NOVEMBER 30, 2011 AND 2010
(Expressed in Canadian Dollars)

1.

NATURE OF OPERATIONS AND GOING CONCERN

Golden Goliath Resources Ltd. (the “Company”) was incorporated on June 12, 1996 under the Business Corporations Act of British Columbia. The Company is a public company listed on the TSX Venture Exchange (the “TSX.V”), trading under the symbol “GNG”. The address of the Company’s corporate office and principal place of business is Suite 711, 675 West Hastings Street, Vancouver, British Columbia, Canada. The Company’s principal business activity is the acquisition and exploration of resource properties.

The Company is in the development stage and is in the process of exploring and developing its Mexican resource properties and has not yet determined whether these properties contain reserves that are economically recoverable. The recoverability of amounts shown for exploration and evaluation assets are dependent upon the discovery of economically recoverable reserves, confirmation of the Company’s interest in the underlying mineral claims, the ability of the Company to obtain necessary financing to complete the development of the properties and upon future profitable production or proceeds from the disposition thereof. Managements’ plan in this regard is to secure additional funds through future equity financings, which either may not be available or may not be available on reasonable terms.

The condensed interim consolidated financial statements have been prepared on the basis of accounting principles applicable to a going concern. This assumes the Company will operate for the foreseeable future and will be able to realize its assets and discharge its liabilities in the normal course of operations. Accordingly, they do not give effect to adjustments that would be necessary should the Company be unable to continue as a going concern and therefore be required to realize its assets and liquidate its liabilities, contingent obligations and commitments other than in the normal course of business and at amounts different from those in the financial statements. The Company has incurred operating losses since inception, has no source of operating cash flow, minimal income from short-term investments, and there can be no assurances that sufficient funding, including adequate financing, will be available to explore its mineral properties and to cover general and administrative expenses necessary for the maintenance of a public company. These factors may cast significant doubt on the applicability of the going concern assumption and these financial statements do not include adjustments should the Company not be able to continue as a going concern. The ability of the Company to arrange additional financing in the future depends in part, on the prevailing capital market conditions and mineral property exploration success.

2,

BASIS OF PRESENTATION

a)

Statement of Compliance

The financial statements of the Company for the year-ending August 31, 2012 will be prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”), having previously prepared its financial statements in accordance with pre-changeover Canadian Generally Accepted Accounting Principles (“Canadian GAAP”). These condensed consolidated interim financial statements for the three month period ended November 30, 2011 have been prepared in accordance with IAS 34 Interim Financial Reporting, and as they are part of the Company’s first IFRS annual reporting period, IFRS 1 First-time Adoption of International Financial Reporting Standards has been applied.

As these condensed consolidated interim financial statements are the Company’s first financial statements prepared using IFRS, certain disclosures that are required to be included in annual financial statements prepared in accordance with IFRS that were not included in the Company’s most recent annual financial statements prepared in accordance with Canadian GAAP have been included in these financial statements for the comparative annual period. However, these condensed consolidated interim financial statements do not include all of the information required for full annual financial statements.

These condensed consolidated interim financial statements should be read in conjunction with the Company’s August 31, 2011 annual financial statements and the explanation of how the transition to IFRS has affected the reported financial position, financial performance and cash flows of the Company is provided in Note 17.

GOLDEN GOLIATH RESOURCES LTD.
(An Exploration Stage Company)

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED NOVEMBER 30, 2011 AND 2010
(Expressed in Canadian Dollars)

2.

BASIS OF PRESENTATION (Continued)

b)

Basis of Measurement

These condensed consolidated interim financial statements have been prepared on a historical cost basis except for financial instruments that have been measured at fair value. In addition, these condensed consolidated interim financial statements have been prepared using the accrual basis of accounting, except for cash flow information.

c)

Foreign Currencies

The Company’s reporting currency and functional currency is the Canadian dollar. Transactions in United States (“US”) and Mexican (“MXN”) foreign currencies have been translated into Canadian dollars using the temporal method as follows:

•

Monetary items at the rate prevailing at the balance sheet date;

•

Non-monetary items at the historical exchange rate;

•

Revenues and expenses at the average rate in effect during the applicable accounting period; and

•

Gains or losses arising on foreign currency translation are included in the statements of operations and comprehensive loss.

d)

Significant Accounting Judgments and Estimates

The preparation of these condensed interim consolidated financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and reported amounts of expenses during the reporting period. Actual outcomes could differ from these estimates. The condensed interim consolidated financial statements include estimates which, by their nature, are uncertain. The impacts of such estimates are pervasive throughout the condensed interim consolidated financial statements, and may require accounting adjustments based on future occurrences. Revisions to accounting estimates are recognized in the period in which the estimate is revised and may affect both the period of revision and future periods.

Significant assumptions about the future and other sources of estimation uncertainty that management has made at the statement of financial position date, that could result in a material adjustment to the carrying amounts of assets and liabilities, in the event that actual results differ from assumptions made, relate to, but are not limited to, the following:

•

The carrying value and recoverable amount of exploration and evaluation assets; and

•

Management’s assumption that there are currently no decommissioning liabilities is based on the facts and circumstances that exist during the period.

3.

SIGNIFICANT ACCOUNTING POLICIES

The accounting policies set out below are expected to be adopted for the year-ending August 31, 2012 and have been applied consistently to all periods presented in these condensed consolidated interim financial statements and in preparing the opening IFRS balance sheet at September 1, 2010 for the purposes of the transition to IFRS, unless otherwise indicated.

a)

Basis of Consolidation

The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries, Minera Delta S.A. de C.V. of Mexico, and 4247 Investments Ltd. (inactive) of British Columbia. Significant inter-company balances and transactions have been eliminated on consolidation.

GOLDEN GOLIATH RESOURCES LTD.
(An Exploration Stage Company)

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED NOVEMBER 30, 2011 AND 2010
(Expressed in Canadian Dollars)

3.

SIGNIFICANT ACCOUNTING POLICIES (Continued)

b)

Measurement Uncertainty

Management’s capitalization of exploration and development costs and assumptions regarding the future recoverability of such costs are subject to significant measurement uncertainty. Management’s assessment of recoverability is based on, among other things, the Company’s estimate of current mineral reserves and resources which are supported by geological estimates, estimated gold and metal prices, and the procurement of all necessary regulatory permits and approvals. These assumptions and estimates could change in the future and this could materially affect the carrying value and the ultimate recoverability of the amounts recorded for exploration and evaluation assets.

c)

Financial Instruments and Risk Management

Financial assets

The Company classifies its financial assets into one of the following categories, depending on the purpose for which the asset was acquired. The Company's accounting policy for each category is as follows:

Fair value through profit or loss - This category comprises derivatives, or financial assets acquired or incurred principally for the purpose of selling or repurchasing in the near term. They are carried in the statements of financial position at fair value with changes in fair value recognized in the statements of operations and comprehensive loss.

Loans and receivables - These assets are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. They are carried at amortized cost less any provision for impairment. Significant receivables are considered for impairment when they are past due or when other objective evidence is received that a specific counterparty will default.

Held-to-maturity investments - These assets are non-derivative financial assets with fixed or determinable payments and fixed maturities that the Company's management has the positive intention and ability to hold to maturity. These assets are measured at amortized cost using the effective interest rate method. If there is objective evidence that the investment is impaired, determined by reference to external credit ratings and other relevant indicators, the financial asset is measured at the present value of estimated future cash flows. Any changes to the carrying amount of the investment, including impairment losses, are recognized in the statements of operations and comprehensive loss.

Available-for-sale - Non-derivative financial assets not included in the above categories are classified as available-for-sale. They are carried at fair value with changes in fair value recognized directly in equity. Where a decline in the fair value of an available-for-sale financial asset constitutes objective evidence of impairment, the amount of the loss is removed from equity and recognized in the statements of operations and comprehensive loss.

Transaction costs associated with fair value through profit or loss financial assets are expensed as incurred, while transaction costs associated with all other financial assets are included in the initial carrying amount of the asset.

All financial assets except for those at fair value through profit or loss are subject to review for impairment at least at each reporting date. Financial assets are impaired when there is objective evidence that a financial asset or a group of financial assets is impaired. Different criteria to determine impairment are applied for each category of financial assets, which are described above.

GOLDEN GOLIATH RESOURCES LTD.
(An Exploration Stage Company)

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED NOVEMBER 30, 2011 AND 2010
(Expressed in Canadian Dollars)

3.

SIGNIFICANT ACCOUNTING POLICIES (Continued)

c)

Financial Instruments and Risk Management (Continued)

Financial liabilities

The Company classifies its financial liabilities into one of two categories, depending on the purpose for which the asset was acquired. The Company's accounting policy for each category is as follows:

Fair value through profit or loss - This category comprises derivatives, or liabilities acquired or incurred principally for the purpose of selling or repurchasing in the near term. They are carried in the statement of financial position at fair value with changes in fair value recognized in the statement of operations and comprehensive loss.

Other financial liabilities - This category includes promissory notes, amounts due to related parties and accounts payables and accrued liabilities, all of which are recognized at amortized cost.

The Company has classified cash as fair value through profit or loss financial assets. Investments in marketable securities are classified as available for sale. Other receivables and related party advances are classified as loans and receivables. Accounts payable and accrued liabilities and due to related parties are classified as other financial liabilities. Management did not identify any material embedded derivatives, which require separate recognition and measurement.

Disclosures about the inputs to financial instrument fair value measurements are made within a hierarchy that prioritizes the inputs to fair value measurement.

The three levels of the fair value hierarchy are:

Level 1

Unadjusted quoted prices in active markets for identical assets or liabilities;

Level 2

Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly; and

Level 3

Inputs that are not based on observable market data

Financial instruments are exposed to credit, liquidity and market risks. Credit risk is the risk that one party to a financial instrument will cause a financial loss for the other party by failing to discharge an obligation. Liquidity risks is the risk that an entity will encounter difficulty in meeting obligations associated with financial liabilities. Market risk is that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices. Market risk comprises three types of price risk: currency risk, interest rate risk and other price risk.

Credit risk and liquidity risk on amounts due to creditors are significant to the Company’s balance sheet. The Company manages these risks by actively pursuing additional share capital issuances to settle its obligations in the normal course of its operating, investing and financing activities. The Company’s ability to raise share capital is indirectly related to changing metal prices and the prices of gold and silver in particular. To mitigate this market risk, management of the Company actively pursues a diversification strategy with property holdings focusing on precious metals as well as base metals.

d)

Cash and Cash Equivalents

Cash includes cash on hand, cash held in trust and demand deposits. Cash equivalents include short-term, highly liquid investments that are readily convertible to known amounts of cash which are subject to insignificant risk of change and have maturities of three month or less from the date of acquisition, held for the purpose of meeting short-term cash commitments rather than for investing or other purposes.

GOLDEN GOLIATH RESOURCES LTD.
(An Exploration Stage Company)

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED NOVEMBER 30, 2011 AND 2010
(Expressed in Canadian Dollars)

3.

SIGNIFICANT ACCOUNTING POLICIES (Continued)

e)

Comprehensive Income

Other comprehensive income represents the change in net equity for the period that arises from unrealized gains and losses on available-for-sale financial instruments. Amounts included in other comprehensive income are shown net of tax. Cumulative changes in other comprehensive income are included in accumulated other comprehensive income which is presented as a category in shareholders’ equity.

f)

Exploration and Evaluation Assets

Exploration and evaluation expenditures include the costs associated with exploration and evaluation activity. Exploration and evaluation expenditures are capitalized as incurred. Costs incurred before the Company has obtained the legal rights to explore an area are recognized in profit or loss.

Exploration and evaluation assets are assessed for impairment if (i) sufficient data exists to determine technical feasibility and commercial viability, and (ii) facts and circumstances suggest that the carrying amount exceeds the recoverable amount.

Once the technical feasibility and commercial viability of the extraction of mineral resources in an area of interest are demonstrable, which management has determined to be indicated by a feasibility study, exploration and evaluation assets attributable to that area of interest are first tested for impairment and then reclassified to mining property and development assets.

Recoverability of the carrying amount of any exploration and evaluation assets is dependent on successful development and commercial exploitation, or alternatively, sale of the respective areas of interest.

It is management’s judgement that none of the Company’s exploration and evaluation assets have reached the development stage and as a result are all considered to be exploration and evaluation assets.

Although the Company has taken steps to verify title to mineral properties in which it has an interest, in accordance with industry standards for the current stage of exploration of such properties, these procedures do not guarantee the Company’s title. Property may be subject to unregistered prior agreements and non-compliance with regulatory requirements. The Company is not aware of any disputed claims of title.

g)

Property and Equipment

IFRS requires that assets be disaggregated into individual components for amortization purposes and revaluation of property, plant and equipment to fair value is also permitted. The Company currently tracks individual assets with distinct useful lives and depreciates separately. The Company elected to use the cost method and not the revaluation method due to the difficulty in determining accurate fair value information and the effort required to continually monitor fair values.

Equipment is recorded at cost and amortized on a straight-line basis over their estimated useful lives at the following rates:

Equipment	10% - 30%
Vehicles	25%

h)

Employee Future Benefits

The Company is subject to Mexican statutory laws and regulations governing employee termination benefits and accrues for employee future benefits based on management’s estimates of the expected payments.

GOLDEN GOLIATH RESOURCES LTD.
(An Exploration Stage Company)

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED NOVEMBER 30, 2011 AND 2010
(Expressed in Canadian Dollars)

3.

SIGNIFICANT ACCOUNTING POLICIES (Continued)

h)

Employee Future Benefits (Continued)

These benefits consist of a one-time payment equivalent to 12 days wages for each year of service (at the employee’s most recent salary, but not to exceed twice the legal minimum wage), payable to all employees.

Under Mexican Labour Law, the Company also provides statutorily mandated severance benefits to its employees terminated under certain circumstances. Such benefits consist of a one-time payment of three months wages plus 20 days wages for each year of service payable upon involuntary termination without just cause.

Employee future benefits are unfunded.

i)

Impairment of Non Financial Assets

Impairment tests on intangible assets with indefinite useful economic lives are undertaken annually at the financial year-end. Other non-financial assets, including exploration and evaluation assets are subject to impairment tests whenever events or changes in circumstances indicate that their carrying amount may not be recoverable. Where the carrying value of an asset exceeds its recoverable amount, which is the higher of value in use and fair value less costs to sell, the asset is written down accordingly.

Where it is possible to estimate the recoverable amount of an individual asset, the impairment test is carried out on the asset’s cash-generating unit, which is the lowest group of assets in which the asset belongs for which there are separately identifiable cash inflows that are largely independent of the cash inflows from other assets. The Company has one cash-generating unit for which impairment testing is performed.

An impairment loss is recognized in the statement of operations, except to the extent they reverse gains previously recognized in other comprehensive income or loss.

j)

Share Capital

Non-monetary consideration

Agent’s warrants, stock options and other equity instruments issued as purchase consideration in non-monetary transactions other than as consideration for mineral properties are recorded at fair value determined by management using the Black-Scholes option pricing model. The fair value of the shares issued is based on the trading price of those shares on the TSX.V on the date of the agreement to issue shares as determined by the Board of Directors. Proceeds from unit placements are allocated between shares and warrants issued using the residual method.

Share-based payments

The share option plan allows Company employees and consultants to acquire shares of the Company. The fair value of options granted is recognized as an employee or consultant expense with a corresponding increase in equity. An individual is classified as an employee when the individual is an employee for legal or tax purposes (direct employee) or provides services similar to those performed by a direct employee.

The fair value is measured at grant date, and each tranche is recognized using the graded vesting method over the period during which the options vest. The fair value of the options granted is measured using the Black-Scholes option pricing model taking into account the terms and conditions upon which the options were granted. At each financial position reporting date, the amount recognized as an expense is adjusted to reflect the actual number of share options that are expected to vest.

GOLDEN GOLIATH RESOURCES LTD.
(An Exploration Stage Company)

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED NOVEMBER 30, 2011 AND 2010
(Expressed in Canadian Dollars)

3.

SIGNIFICANT ACCOUNTING POLICIES (Continued)

j)

Share Capital (Continued)

Share-based payments (Continued)

In situations where equity instruments are issued to non-employees and some or all of the goods or services received by the entity as consideration cannot be specifically identified, they are measured at the fair value of the share-based payment. Otherwise, share-based payments are measured at the fair value of goods or services received.

Share Issuance Costs

Costs directly identifiable with the raising of share capital financing are charged against share capital. Share issuance costs incurred in advance of share subscriptions are recorded as non-current deferred assets. Share issuance costs related to uncompleted share subscriptions are charged to operations

k)

Earnings (Loss) Per Share

Earnings (loss) per share are calculated based on the weighted average number of shares outstanding. The Company uses the treasury stock method to compute the dilutive effect of options, warrants and other similar instruments. Under this method, the dilutive effect on earnings per share is calculated to reflect the use of the proceeds that could be obtained upon the exercise of options and warrants. It assumes that the proceeds would be used to purchase common shares at the average market price during the period. Basic and diluted losses per share are equal as the assumed conversion of outstanding options and warrants would be anti-dilutive.

l)

Income Taxes

Income tax expense comprises of current and deferred tax. Current tax and deferred tax are recognized in net income except to the extent that it relates to a business combination or items recognized directly in equity or in other comprehensive income or loss.

Current income taxes are recognized for the estimated income taxes payable or receivable on taxable income or loss for the current year and any adjustment to income taxes payable in respect of previous years. Current income taxes are determined using tax rates and tax laws that have been enacted or substantively enacted by the year-end date.

Deferred tax assets and liabilities are recognized where the carrying amount of an asset or liability differs from its tax base, except for taxable temporary differences arising on the initial recognition of goodwill and temporary differences arising on the initial recognition of an asset or liability in a transaction which is not a business combination and at the time of the transaction affects neither accounting nor taxable profit or loss.

Recognition of deferred tax assets for unused tax losses, tax credits and deductible temporary differences is restricted to those instances where it is probable that future taxable profit will be available against which the deferred tax asset can be utilized. At the end of each reporting period the Company reassesses unrecognized deferred tax assets. The Company recognizes a previously unrecognized deferred tax asset to the extent that it has become probable that future taxable profit will allow the deferred tax asset to be recovered.

GOLDEN GOLIATH RESOURCES LTD.
(An Exploration Stage Company)

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED NOVEMBER 30, 2011 AND 2010
(Expressed in Canadian Dollars)

3.

SIGNIFICANT ACCOUNTING POLICIES (Continued)

m)

Decommissioning Liabilities

A legal or constructive obligation to incur restoration, rehabilitation and environmental costs may arise when environmental disturbance is caused by the exploration, development or ongoing production of a mineral property interest. Such costs arising from the decommissioning of plant and other site preparation work, discounted to their net present value, are provided for and capitalized at the start of each project to the carrying amount of the asset, as soon as the obligation to incur such costs arises. A pre-tax discount rate that reflects the time value of money and the risks specific to the liability are used to calculate the net present value of the expected future cash flows. These costs are charged to the statement of loss over the economic life of the related asset, through depreciation expense using either the unit-of-production or the straight-line method as appropriate. The related liability is progressively increased each period as the effect of discounting unwinds, creating an expense recognized in the statement of loss. The liability is assessed at each reporting date for changes to the current market-based discount rate, amount or timing of the underlying cash flows needed to settle the obligation.

Costs for restoration of subsequent site damage which is created on an ongoing basis during production are provided for at their net present values and charged against profits as extraction progresses.

The Company has no material restoration, rehabilitation and environmental costs as the disturbance to date is minimal.

4.

FUTURE ACCOUNTING PRONOUNCEMENTS NOT YET ADOPTED

The following standards and interpretations have not been in effect as they will only be applied for the first time in future periods. They may result in consequential changes to the accounting policies and other note disclosures. The Company has not yet assessed the impacts of the standards or determined whether it will adopt the standards early.

IFRS 9 – Financial Instruments

IFRS 9 establishes the requirements for recognizing and measuring financial assets and financial liabilities. This new standard is effective January 1, 2013 with earlier application permitted.

In May 2011, the IASB issued the following standards, effective for annual periods beginning on or after January 1, 2013 with early adoption permitted, which have not yet been adopted by the Company. The Company has not yet begun to assess the impact that the new and amended standards will have on its financial statements or whether to early adopt any of the new requirements.

IFRS 10 - Consolidated Financial Statements

IFRS 10 supersedes IAS 27: Consolidated and Separate Financial Statements and establishes principles for the presentation and preparation of consolidated financial statements when an entity controls one or more other entities. This new standard is effective January 1, 2013 with earlier application permitted.

IFRS 11 - Joint Arrangements

IFRS 11 establishes principles for financial reporting by parties to a joint arrangement and supersedes IAS 31: Interests in Joint Ventures and SIC 13: Jointly Controlled Entities - Non- Monetary Contributions by Venturers. This new standard is effective January 1, 2013 with earlier application permitted.

IFRS 12 - Disclosure of Interests in Other Entities

IFRS 12 applies to entities that have an interest in a subsidiary, a joint arrangement, an associate or an unconsolidated structured entity. This new standard is effective January 1, 2013 with earlier application permitted.

GOLDEN GOLIATH RESOURCES LTD.
(An Exploration Stage Company)

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED NOVEMBER 30, 2011 AND 2010
(Expressed in Canadian Dollars)

4.

FUTURE ACCOUNTING PRONOUNCEMENTS NOT YET ADOPTED (Continued)

IAS 12 - Income Taxes

IAS 12 addresses the recovery of underlying assets. This amendment is effective January 1, 2012 with earlier application permitted.

IAS 27 - Separate Financial Statements

IAS 27 contains accounting and disclosure requirements for investments in subsidiaries, joint ventures and associates when an entity prepares separate financial statements. IAS 27 requires an entity preparing separate financial statements to account for those investments at cost or in accordance with IFRS 9. This new standard is effective January 1, 2013 with earlier application permitted.

IAS 28 - Investments in Associates and Joint Ventures

IAS 28 prescribes the accounting for investments in associates and sets out the requirements for the application of the equity method when accounting for investments in associates and joint ventures. This amendment is effective January 1, 2013 with earlier application permitted.

5.

SHORT-TERM INVESTMENTS

As at November 30, 2011, short–term investments in the amount of $2,096,117 (August 31, 2011 - $2,461,232) were comprised of Canadian investments in guaranteed investment certificates maturing $1,864,597 on April 4, 2012 and $231,520 on May 14, 2012 and effective interest rates of 1.2% (August 31, 2011 – 1.2%).

6.

MARKETABLE SECURITIES

Marketable securities consist of 375,000 (August 31, 2011 – 375,000) common shares of Comstock Metals Ltd. with a fair value of $48,750 (August 31, 2011 - $65,625).

Marketable securities are measured at fair value with changes in fair value recorded in other comprehensive income (loss) until the investment is derecognized or impaired, at which time, the gain (loss) would be recorded in net income.

7.

ACCOUNTS RECEIVABLE

Accounts receivable consist of the following:

	NOVEMBER 30, 2011	AUGUST 31, 2011	SEPTEMBER 1, 2010
Sales taxes recoverable	$ 11,402	$ 16,183	$ 13,248
Interest receivable	-	-	6,582
Other receivable	10,359	1,074	14,212
	$ 21,761	$ 17,257	$ 34,042

GOLDEN GOLIATH RESOURCES LTD.
(An Exploration Stage Company)

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED NOVEMBER 30, 2011 AND 2010
(Expressed in Canadian Dollars)

8.

EXPLORATION AND EVALUATION ASSETS AND ACQUISITION COSTS

Detailed exploration and evaluation expenditures on assets incurred in respect to the Company’s mineral property interests owned, leased or held under option are disclosed in Note 16. Property payments made on the Company’s mineral property interests are included in the property descriptions below.

San Timoteo, Oro Leon, Nueva Union, La Reforma	$ 69,257
Oteros, La Esperanza, La Hermosa	-
Bufalo, La Barranca	-
Los Hilos, Las Bolas, El Manto, Don Lazaro, La Verde	187,123
Nopalera, Flor de Trigo	78,393
Corona, Beck, El Chamizal, El Canario, La Cruz	-
Las Trojas, La Gloria, Todos los Santos, Los Cantiles	-
$ 334,773

The Company has an extensive property portfolio of mining concessions, acquired mainly through staking, in the Uruachic District of Mexico covering approximately 10,000 hectares. The Company has various net smelter returns on specific claims forming a part of the Company’s properties. The net smelter returns range from 1 % to 3%, which have buyouts ranging from US$250,000 to US$2,000,000.

In April 2007, the Company signed an agreement to acquire the Todos Santos 50 hectare mining concession for approximately $25,000. As of August 31, 2010 the Company had paid $9,754 to bring the property into good standing with the Mexican authorities and a total of $15,000 to complete the acquisition and incurred $7,921 in expenditures on the property.

In May 2007 and amended April 2011, the Company optioned the Corona and El Chamizal properties to a company which undertook to spend $500,000 and $200,000 on the respective properties over a period of three years and issue 300,000 (150,000 shares received) and 150,000 (25,000 shares received) shares respectively to the Company over a period of two years. In order to keep the option in good standing, the optionee must also pay $50,000 (received) and issue 200,000 shares to the company (received).

During the year ended August 31, 2011, $118,769 (2010 - $74,298; 2009 - $1,435,660) in deferred expenditures related to certain mineral claims were written off. While the Company will continue to hold these claims, management currently do not view them as priorities and does not currently intend to conduct any exploration activities on these claims in the next year.

9.

PROPERTY AND EQUIPMENT

COST	September 1, 2010	Additions	August 31, 2011	Additions	November 30, 2011
Equipment	$ 81,996	$ 64,045	$ 146,041	$ -	$ 146,041
Vehicles	91,416	10,194	101,610	-	101,610
Land	18,917	-	18,917	-	18,917
	$ 192,329	$ 74,239	$ 266,568	$ -	$ 266,568

ACCUMULATED DEPRECIATION	September 1, 2011	Additions	August 31, 2011	Additions	November 30, 2011
Equipment	$ 42,187	$ 12,636	$ 54,823	$ 4,216	$ 59,039
Vehicles	57,078	13,419	70,497	2,898	73,395
	$ 99,265	$ 26,055	$ 125,320	$ 7,114	$ 132,434

GOLDEN GOLIATH RESOURCES LTD.
(An Exploration Stage Company)

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED NOVEMBER 30, 2011 AND 2010
(Expressed in Canadian Dollars)

9.

PROPERTY AND EQUIPMENT (Continued)

CARRYING AMOUNTS	September 1, 2010	August 31, 2011	November 30, 2011

Equipment	$ 39,809	$ 91,218	$ 87,002
Vehicles	34,338	31,113	28,215
Land	18,917	18,917	18,917
	$ 93,064	$ 141,248	$ 134,134

10.

SHARE CAPITAL

Authorized

The authorized share capital of the Company consists of an unlimited number of common shares without par value.

Issued and Fully Paid

As at November 30, 2011, the Company had 92,216,445 (August 31, 2011 – 92,216,445) common shares issued and fully paid.

Warrants

As at November 30, 2011 and August 31, 2011 there were no share purchase warrants outstanding.

A summary of changes in share purchase warrants is presented below:

	NUMBER OF	EXERCISE
	WARRANTS	PRICE
Outstanding and exercisable at August 31, 2009	-	-
Warrants granted	10,945,133	$0.25
Outstanding and exercisable at August 31, 2010	10,945,133	$0.25
Warrants exercised	(10,885,942)	$0.25
Warrants expired	(59,191)	$0.25
Outstanding and exercisable at August 31, 2011 and November 30, 2011	-	-

Stock Options

During the three months period ended on November 30, 2011, no stock options were granted to directors and employees of the Company.

A summary of changes in stock options is presented below:

		WEIGHTED
	NUMBER	AVERAGE
	OF	EXERCISE
	SHARES	PRICE
Balance, August 31, 2009	5,470,000	$ 0.31
Expired	(515,000)	0.30
Granted	2,700,000	0.25
Cancelled	(230,000)	0.35
Balance, August 31, 2010	7,425,000	$ 0.29
Expired	(2,050,000)	0.36
Granted	-	-
Exercised	(675,000)	0.18
Balance, August 31, 2011 and November 30, 2011	4,700,000	$ 0.27

GOLDEN GOLIATH RESOURCES LTD.
(An Exploration Stage Company)

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED NOVEMBER 30, 2011 AND 2010
(Expressed in Canadian Dollars)

10.

SHARE CAPITAL (Continued)

Stock Options (Continued)

The following summarizes information about stock options outstanding at November 30, 2011:

OPTIONS OUTSTANDING			OPTIONS EXERCISABLE
	WEIGHTED			WEIGHTED
	AVERAGE	WEIGHTED		AVERAGE	WEIGHTED
NUMBER	REMAINING	AVERAGE	NUMBER	REMAINING	AVERAGE
OF	CONTRACTUAL	EXERCISE	OF	CONTRACTUAL	EXERCISE
OPTIONS	LIFE	PRICE	OPTIONS	LIFE	PRICE

4,700,000	2.38 years	$ 0.27	4,700,000	2.38 years	$ 0.27

11.

SEGMENTED INFORMATION

The Company has one operating segment, which is mineral exploration. All mineral properties are located in Mexico. All option proceeds are attributable to the Mexican mineral properties. Assets by geographic segment, at cost, were as follows:

November 30, 2011	CANADA	MEXICO	TOTAL

Current assets	$2,392,695	$20,664	$2,413,359
Equipment	$60,927	$73,207	$134,134
Mineral property costs	$-	$9,163,540	$9,163,540
VAT Recoverable	$-	$73,914	$73,914
Total assets	$2,453,622	$9,331,325	$11,784,947
Interest income	$6,806	$-	$6,086
Comprehensive loss	$144,968	$74,025	$218,993
	CANADA	MEXICO	TOTAL
November 30, 2010
Current assets	$2,774,024	$55,295	$2,829,319
Equipment	$64,236	$77,012	$141,248
Mineral property costs	$-	$8,981,467	$8,981,467
VAT Recoverable	$-	$70,574	$70,574
Total assets	$2,838,260	$9,184,348	$12,022,608
Interest income	$2,727	$-	$2,727
Net loss and comprehensive loss	$121,447	$54,090	$175,537

GOLDEN GOLIATH RESOURCES LTD.
(An Exploration Stage Company)

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED NOVEMBER 30, 2011 AND 2010
(Expressed in Canadian Dollars)

12.

FINANCIAL INSTRUMENTS

As at November 30, 2011 and August 31, 2011, the carrying value of the Company’s financial instruments approximates their fair value. Cash and cash equivalents and short term investments are recorded at fair value and the Company’s other financial instruments are recorded at amortized cost, which approximates fair value due to their short term nature. The Company’s financial instruments are classified into the following categories:

	NOVEMBER 30, 2011			AUGUST 31, 2011
	LEVEL	CARRYING VALUE	FAIR VALUE	CARRYING VALUE	FAIR VALUE

Cash	1	$240,320	$240,320	$275,374	$275,374
Short term investments	1	$2,096,117	$2,096,117	$2,461,232	$2,461,232
Available for sale
Marketable Securities	1	$48,750	$48,750	$65,625	$65,625
Loans and receivables
Other receivable		$11,402	$11,402	$16,183	$16,183
Due from related parties		$90	$90	$90	$90
Other financial liabilities
Accounts payable and accrued liabilities		$97,259	$97,259	$115,927	$115,927
Employee benefits obligations		$58,000	$58,000	$58,000	$58,000

Financial Instrument Risk Exposure and Risk Management

The Company is exposed in varying degrees to a variety of financial instrument related risks. The Board of Directors approves and monitors the risk management process. The overall objective of the Board is to set policies that seek to reduce risk as far as possible without unduly affecting the Company’s competitiveness and flexibility. The type of risk exposure and the way in which such exposure is managed is provided as follows:

Credit Risk

Credit risk is the risk that one party to a financial instrument will fail to fulfil an obligation and cause the other party to incur a financial loss. The Company’s credit risk to its financial asset is summarized below:

	NOVEMBER 30, 2011	AUGUST 31, 2011	SEPTEMBER 1, 2010
Cash	$240,320	$275,374	$246,644
Short term investments	$2,096,117	$2,461,232	$1,650,000
Marketable securities	$48,750	$65,625	$-
Accounts receivable	$21,761	$17,257	$33,941
Due from related parties	$90	$90	$21,108
VAT recoverable	$73,914	$70,574	$40,119
Exploration advances	$-	$-	$35,496

The credit risk of cash, and short-term investments, is assessed as nominal as the counter party is major Canadian financial institutions. The credit risk of accounts receivable and marketable Securities is assessed as low. The carrying amount of these financial assets is their maximum exposure to credit risk.

GOLDEN GOLIATH RESOURCES LTD.
(An Exploration Stage Company)

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED NOVEMBER 30, 2011 AND 2010
(Expressed in Canadian Dollars)

12.

FINANCIAL INSTRUMENTS (Continued)

Liquidity Risk

Liquidity risk is the risk that the Company will encounter difficulties in meeting its financial obligations associated with its financial liabilities as they fall due. The Company ensures that there is sufficient capital in order to meet short term business requirements, after taking into account the Company’s holdings of cash. The Company believes that these sources will be sufficient to cover the expected short and long term cash requirements.

As of November 30, 2011 the Company has sufficient cash and highly liquid investment on hand to meet current liabilities and its expected administrative requirements for the coming year. The Company had cash of $240,320 (August 31, 2011 - $275,374), highly liquid investments of $2,096,117 (August 31, 2011 - $2,461,232l) and total liabilities of $97,259 (August 31, 2011 - $115,927). Accounts payable and accrued liabilities of $51,581 are due within three months. Management has assessed liquidity risk as low.

Market Risk

The significant market risk exposures to which the Company is exposed are foreign exchange risk, interest rate risk, and commodity price risk.

Foreign Currency Risk

The Company has operations in Canada and Mexico subject to foreign currency fluctuations. The Company’s operating expenses are incurred in Canadian dollars and Mexican pesos, and the fluctuation of the Canadian dollar in relation to this other currency will have an impact upon the profitability of the Company and may also affect the value of the Company’s assets and the amount of shareholders’ equity. The Company has not entered into any agreements or purchased any instruments to hedge possible currency risks.

Financial assets and liabilities denominated in Mexican Pesos and U.S. dollars were as follows:

U.S. Dollars	NOVEMBER 30, 2011	AUGUST 31, 2011	SEPTEMBER 1, 2010

Financial assets	$146,469	$141,032	$156,711
Financial Liabilities	$-	$1,277	$77,756
Mexican Pesos
Financial assets	$18,384	$51,212	$69,286
Financial Liabilities	$108,774	$114,234	$79,501

Interest Rate Risk

As at November 30, 2011, the Company has no significant exposure to interest rate risk through its financial instruments.

13.

CAPITAL DISCLOSURES

The Company was formed for the purpose of acquiring exploration and development stage natural resource properties. The directors determine the Company’s capital structure and make adjustments to it based on funds available to the Company, in order to support the acquisition, exploration and development of mineral properties. The directors have not established quantitative return on capital criteria for capital management.

The Company is dependent upon external financing to fund future exploration programs and its administrative costs. The Company will spend existing working capital and raise additional amounts as needed. The Company will continue to assess new properties and to seek to acquire an interest in additional properties if management feels there is sufficient geologic or economic potential provided it has adequate financial resources to do so.

GOLDEN GOLIATH RESOURCES LTD.
(An Exploration Stage Company)

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED NOVEMBER 30, 2011 AND 2010
(Expressed in Canadian Dollars)

13.

CAPITAL DISCLOSURES (Continued)

The directors review the Company’s capital management approach on an ongoing basis and believe that this approach, given the relative size of the Company, is reasonable. The Company’s objective when managing capital is to safeguard the Company’s ability to continue as a going concern.

The Company considers the items included on the equity as capital. The Company manages the capital structure and makes adjustments to it in the light of changes in economic conditions and the risk characteristics of the underlying assets. In order to maintain or adjust the capital structure, the Company may issue new shares through private placements, sell assets to reduce debt or return capital to shareholders. The Company is not subject to externally imposed capital requirements.

14.

RELATED PARTY BALANCES AND TRANSACTIONS

Key Management Compensation

	THREE MONTHS ENDED NOVEMBER 30
	2011	2010
Management fees	$ 30,000	$ 30,000
Consulting fees	15,000	15,000
Wages and benefits	9,550	10,272
Total	$ 54,550	$ 45,272

Payments to key management personnel including the President, Chief Financial Officer, directors and companies directly controlled by key management personnel are management and consulting fees and are directly related to their position in the organization.

Other Related Party Transactions

The Company entered into the following transactions and had the following balances payable with related parties. The transactions were recorded at the exchange amount agreed to by the related parties. Balances outstanding are non-interest bearing, unsecured and had no specific terms for collection or repayment.

a)

During the three months ended November 30, 2011, the Company paid $9,148 (2010 - $12,056) in respect of office and administration costs to a management company controlled by a director of the Company.

b)

Due from related party consist of $90 August 31, 2011 (2010 - $1,210) due from companies controlled by directors. Accounts receivable include $61 (2010 - $575) due from a director.

15.

SUBSEQUENT EVENT

On December 21, 2011, the Company granted 4,040,000 stock options to directors, officers, employees and consultants with a five-year life and an exercise price of $0.25.

GOLDEN GOLIATH RESOURCES LTD.
(An Exploration Stage Company)

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED NOVEMBER 30, 2011 AND 2010
(Expressed in Canadian Dollars)

16. EXPLORATION AND EVALUATION ASSETS

	San Timoteo Oro Leon Nueva Union La Reforma	Oteros La Esperanza La Hermosa	Bufalo La Barranca	Los Hilos Las Bolas El Manto Don Lazaro La Verde	Nopalera Flor de Trigo	Corona, Beck El Chamizal El Canario La Cruz	Las Trojas La Gloria Todos los Santos Los Cantiles	Total
Balance, August 31, 2010	$ 3,819,951	$ -	$ 60,362	$ 3,668,651	$ 407,448	$ 107,624	$ 25,734	$ 8,089,770
Exploration expenditures	66,140	4,974	21,366	566,297	356,802	(30,141)	25,028	1,010,466
Write down	(82,279)	(4,974)	-	(15,913)	-	-	(15,603)	(118,769)
Balance, August 31, 2011	3,803,812	-	81,728	4,219,035	764,250	77,483	35,159	8,981,467
Exploration expenditures	11,316	194	2,846	39,575	87,441	20,306	20,395	182,073
Balance, November 30, 2011	$ 3,815,128	$ 194	$ 84,574	$ 4,258,610	$ 851,691	97,789	$ 55,554	$ 9,163,540

GOLDEN GOLIATH RESOURCES LTD.
(An Exploration Stage Company)

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED NOVEMBER 30, 2011 AND 2010
(Expressed in Canadian Dollars)

17.

FIRST TIME ADOPTION OF IFRS

The Company’s financial statements for the year ending August 31, 2012 are the first annual financial statements that will be prepared in accordance with IFRS. IFRS 1, First Time Adoption of International Financial Reporting Standards, requires that comparative financial information be provided. As a result, the first date at which the Company has applied IFRS was September 1, 2010 (the “Transition Date”). IFRS 1 requires first time adopters to retrospectively apply all the effective IFRS standards as of the reporting date of August 31, 2012. However, it also provides for certain optional exemptions and certain mandatory exceptions for first time IFRS adoption. Prior to the transition to IFRS, the Company prepared its financial statements in accordance with Canadian GAAP.

In preparing the Company’s opening IFRS financial statements, the Company has adjusted amounts reported previously in financial statements prepared in accordance with Canadian GAAP.

The Company has applied the following exemptions to its opening statement of financial position dated September 1, 2010:

a)

Business Combinations

IFRS1 indicates that a first-time adopter may elect not to apply IFRS 3 ‘Business Combinations’ retrospectively to business combinations that occurred before the date of transition to IFRS. The Company has taken advantage of this election and will apply IFRS 3 to business combinations that occur on or after September 1, 2010. There is no adjustment required to the September 1, 2010 statement of financial position on the transition date.

b)

Share-based Payments

IFRS 1 encourages, but does not require, first-time adopters to apply IFRS 2 Share-based Payments to equity instruments that were granted on or before November 7, 2002, or equity instruments that were granted subsequent to November 7, 2002 and vested before the later of the date of transition to IFRS and January 1, 2005. The Company has elected not to apply IFRS 2 to awards that vested prior to September 1, 2010.

c)

Consolidated and Separate Financial Statements

In accordance with IFRS 1, if a company elects to apply IFRS 3 ‘Business Combinations’ retrospectively, IAS 27 Consolidated and Separate Financial Statements must also be applied retrospectively. As the Company elected to apply IFRS 3 prospectively, the Company has also elected to apply IAS 27 prospectively.

d)

Decommissioning Liabilities

The Company has elected to apply the exemption from full retrospective application of decommissioning provisions as allowed under IFRS 1. As a result, the Company has re-measured the provisions under IAS 37 Provisions, Contingent Liabilities and Contingent Assets and determined that there is no adjustment required to the September 1, 2010 statement of financial position.

e)

Financial Instruments

The Company has elected to designate its cash and cash equivalents as FVTPL upon initial recognition in accordance with an investment strategy that management uses to evaluate performance on a fair value basis. This designation had no impact on the results and financial position of the Company as these financial assets were classified as held-for-trading under Canadian GAAP and recorded at fair value.

GOLDEN GOLIATH RESOURCES LTD.
(An Exploration Stage Company)

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED NOVEMBER 30, 2011 AND 2010
(Expressed in Canadian Dollars)

17.

FIRST TIME ADOPTION OF IFRS (Continued)

f)

Equipment

IFRS 1 provides a choice between measuring equipment at its fair value at the date of transition and using those amounts as the deemed cost or using the historical cost valuation under Canadian GAAP. The Company has chosen to continue to apply the cost model and has not restated equipment under IFRS.

g)

Exploration and Evaluation

The Company will maintain its current policy and will continue to capitalize all costs related to project costs. In accordance with IFRS 6, this permits the inclusion of general administrative costs as long as these are related to the project; this is consistent with current treatment under Canadian GAAP. In accordance with IFRS, the Company has elected to use the cost method and not the revaluation method due to the difficulty in determining accurate fair value information and the effort required to continually monitor fair values.

IFRS 1 also outlines specific guidelines that a first-time adopter must adhere to under certain circumstances. The Company has applied the following guidelines to its opening statement of financial position dated September 1, 2010:

Estimates

In accordance with IFRS 1, an entity’s estimates under IFRS at the date of transition to IFRS must be consistent with estimates made for the same date under previous GAAP, unless there is objective evidence that those estimates were in error. The Company’s IFRS estimates as of September 1, 2010 are consistent with its Canadian GAAP estimates for the same date.

IFRS employs a conceptual framework that is similar to Canadian GAAP. However, some differences exist in certain matters of recognition, measurement and disclosure. The adoption of IFRS has resulted in reclassifications in the Company’s reported financial position as at September 1, 2010, November 30, 2010 and August 31, 2011. The anticipated effects of transition from GAAP to IFRS on the cash flow are not material therefore a reconciliation of cash flows has not been presented. In order to allow the users of the financial statements to better understand these changes, the Company’s Canadian GAAP statements of financial position for November 30, 2010 and August 31, 2011 have been reconciled to IFRS, with the resulting differences explained, below.

a)

Reclassification Within Equity

IFRS requires an entity to present for each component of equity, reconciliation between the carrying amount at the beginning and end of the period, separately disclosing each change. The Company examined its “Contributed Surplus” and “Accumulated Other Comprehensive Loss” accounts and concluded that as at the Transition Date, the balance of $2,061,321 (September 1, 2010 - $2,061,321; August 31, 2011 - $1,980,798) relates to “Share-based Payments Reserve” and the Accumulated Other Comprehensive Loss of $9,375 (September 1, 2010 $NIL; August 31, 2011 – $9,375) relates to the decrease in the value of marketable securities held. The amounts in “Contributed Surplus” and “Accumulated Other Comprehensive Loss” have been reclassified to “Reserves” in the statement of financial position.

GOLDEN GOLIATH RESOURCES LTD.
(An Exploration Stage Company)

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED NOVEMBER 30, 2011 AND 2010
(Expressed in Canadian Dollars)

17.

FIRST TIME ADOPTION OF IFRS (Continued)

Reconciliation of Statements of Financial Position

ASSETS Current Assets	NOTE		NOVEMBER 30, 2010
		CANADIAN GAAP	EFFECT OF TRANSITION TO IFRS	IFRS

Cash		$ 296,721	$ -	$ 296,721
Short term investments		1,005,000		1,005,000
Marketable Securities		-	-	-
Accounts receivable		41,315	-	41,315
Due from related parties		1,210	-	1,210
Prepaid expenses		22,077	-	22,077
Total Current Assets		1,366,323		1,366,323
Non-current Assets
VAT recoverable		50,509	-	50,509
Exploration advances		35,496	-	35,496
Mineral property acquisition costs		334,773	-	334,773
Mineral property exploration costs		8,161,632	-	8,161,632
Property and equipment		90,747	-	90,747
TOTAL ASSETS		$ 10,039,480	$ -	10,039,480
LIABILITIES
Current liabilities
Accounts payable and accrued liabilities		$ 130,162	$ -	$ 130,162
Non-current liabilities
Employment benefit obligations		37,000	-	37,000
Total Liabilities		167,162	-	167,162
EQUITY
Share Capital	a	21,960,497	-	21,960,497
Contributed surplus	a	2,046,967	(2,046,967)	-
Reserves	a	-	2,046,967	2,046,967
Deficit	a	(14,135,146)	-	(14,135,146)
Total Equity		9,872,318	-	9,872,318
TOTAL LIABILITIES AND EQUITY		$ 10,039,480	$ -	$ 10,039,480

GOLDEN GOLIATH RESOURCES LTD.
(An Exploration Stage Company)

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED NOVEMBER 30, 2011 AND 2010
(Expressed in Canadian Dollars)

17.

FIRST TIME ADOPTION OF IFRS (Continued)

Reconciliation of Statements of Financial Position

ASSETS Current Assets	NOTE		AUGUST 31, 2011
		CANADIAN GAAP	EFFECT OF TRANSITION TO IFRS	IFRS

Cash		$ 275,374	$ -	$ 275,374
Short term investments		2,461,232	-	2,461,232
Marketable Securities		65,625	-	65,625
Accounts receivable		17,257	-	17,257
Due from related parties		90	-	90
Prepaid expenses		9,741	-	9,741
Total Current Assets		2,829,319		2,829,319
Non-current Assets
VAT recoverable		70,574	-	70,574
Exploration advances		-	-	-
Mineral property acquisition costs		334,773	-	334,773
Mineral property exploration costs		8,646,694	-	8,646,694
Property and equipment		141,248	-	141,248
TOTAL ASSETS		$ 12,022,608	$ -	$ 12,022,608
LIABILITIES
Current liabilities Accounts payable and accrued liabilities		$ 115,927	$ -	$ 115,927
Non-current liabilities Employment benefit obligations		58,000	-	58,000
Total Liabilities		173,927	-	173,927
EQUITY
Share Capital	a	24,848,652		24,848,652
Contributed surplus	a	1,980,798	(1,980,798)	-
Accumulated Other Comprehensive Loss	a	(9,375)	9,375	-
Reserves	a	-	1,971,423	1,971,423
Deficit	a	(14,971,394)	-	(14,971,394)
Total Equity		11,848,681	-	11,848,681
TOTAL LIABILITIES AND EQUITY		$ 12,022,608	$ -	$ 12,022,608

GOLDEN GOLIATH RESOURCES LTD.
(An Exploration Stage Company)

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED NOVEMBER 30, 2011 AND 2010
(Expressed in Canadian Dollars)

17. FIRST TIME ADOPTION OF IFRS (Continued)

Reconciliation of Statements of Financial Position

ASSETS Current Assets	NOTE		SEPTEMBER 1, 2010
		CANADIAN GAAP	EFFECT OF TRANSITION TO IFRS	IFRS

Cash		$ 246,644	$ -	$ 246,644
Short term investments		1,650,000	-	1,650,000
Marketable Securities		-	-	-
Accounts receivable		34,042	-	34,042
Due from related parties		21,108	-	21,108
Prepaid expenses		22,085	-	22,085
Total Current Assets		1,973,879		1,973,879
Non-current Assets
VAT recoverable		40,018	-	40,018
Exploration advances		35,496	-	35,496
Mineral property acquisition costs		334,773	-	334,773
Mineral property exploration costs		7,754,997	-	7,754,997
Property and equipment		93,064	-	93,064
TOTAL ASSETS		$ 10,232,227	$ -	$ 10,232,227
LIABILITIES
Current liabilities Accounts payable and accrued liabilities		$ 165,372	$ -	$ 165,372
Non-current liabilities Employment benefit obligations		37,000	-	37,000
		202,372	-	202,372
Total Liabilities
EQUITY
Share Capital	a	21,928,143	-	21,928,143
Contributed surplus	a	2,061,321	(2,061,321)	-
Reserves	a	-	2,061,321	2,061,321
Deficit	a	(13,959,609)	-	(13,959,609)
Total Equity		10,029,855	-	10,029,855
TOTAL LIABILITIES AND EQUITY		$ 10,232,227	$ -	$ 10,232,227

GOLDEN GOLIATH RESOURCES LTD.
(An Exploration Stage Company)

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED NOVEMBER 30, 2011 AND 2010
(Expressed in Canadian Dollars)

17.

FIRST TIME ADOPTION OF IFRS (Continued)

The Canadian GAAP statement of comprehensive loss for the three months ended November 30, 2010 has been reconciled to IFRS as follows:

Expenses	THREE MONTHS ENDED NOVEMBER 30, 2010
	CANADIAN GAAP	EFFECT OF TRANSITION TO IFRS	IFRS
Amortization	$ 4,988	$ -	$ 4,988
Automobile	401	-	401
Consulting	38,613	-	38,613
Foreign exchange loss	3,469	-	3,469
Investor relations	6,285		6,285
Management fees	30,000	-	30,000
Office and general	25,235	-	25,235
Professional fees	1,712	-	1,712
Rent and utilities	13,882		13,882
Transfer agent and filing fees	1,252	-	1,252
Travel	1,760	-	1,760
Wages and benefits	50,667	-	50,667
Loss Before Other Items	178,264	-	178,264
Other item		-
Interest Income	(2,727)	-	(2,727)
Net Loss And Comprehensive Loss For The Period
	$ (175,537)	$ -	$ (175,537)

GOLDEN GOLIATH RESOURCES LTD.
(An Exploration Stage Company)

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED NOVEMBER 30, 2011 AND 2010
(Expressed in Canadian Dollars)

17.

FIRST TIME ADOPTION OF IFRS (Continued)

The Canadian GAAP statement of comprehensive loss for the twelve months ended August 31, 2011 has been reconciled to IFRS as follows:

	YEAR ENDED AUGUST 31, 2011
Expenses	CANADIAN GAAP	EFFECT OF TRANSITION TO IFRS	IFRS
Amortization	$ 26,054	$ -	$ 26,054
Automobile	2,823	-	2,823
Consulting	191,928	-	191,928
Foreign exchange loss	22,130	-	22,130
Investor relations	38,242	-	38,242
Management fees	120,000	-	120,000
Office and general	111,504	-	111,504
Professional fees	64,958	-	64,958
Rent and utilities	44,595	-	44,595
Transfer agent and filing fees	16,747	-	16,747
Travel	34,314	-	34,314
Wages and benefits	293,195	-	293,195
Loss Before Other Items	(966,490)	-	(966,490)
Other Items
Property option payments received	55,843	-	55,843
Write down of mineral property exploration costs	(118,769)	-	(118,769)
Interest income	17,631	-	17,631
Net Loss For The Year	(1,011,785)	-	(1,011,785)
Other Comprehensive Loss Unrealized losses on marketable securities	(9,375)	-	-
Comprehensive Loss for the Year	$ (1,021,160)	$ -	$ (1,021,160)